SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                April 14, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]


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CRISTALCHILE LOGO


NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl


                                                         FOR IMMEDIATE RELEASE

Santiago, Chile (April 13, 2005) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

Negotiations to merge VTR Global Com S.A. ("VTR") and Metropolis Intercom S.A. ("MI" - in which Cristalchile had a 50% ownership) have concluded, and the definitive contracts were signed today.

The transaction involved the subscription and payment by Cristalchile of a capital increase in VTR equivalent to 20% of VTR's shares. This was paid by Cristalchile with its shares of MI. Likewise, VTR acquired all but one of the remaining shares of MI. In this way MI becomes a subsidiary of VTR.

In addition, Cristalchile entered into a shareholders agreement with the current shareholders of VTR, regulating certain matters that refer to the administration and financing of the company and relating to the transfer of shares to third parties; establishing Initial Offering and Drag-Along obligations and Tag-Along rights with respect to Cristalchile.

Finally, Cristalchile signed a contract with UnitedGlobalCom, Inc. (VTR's parent company), which states that Cristalchile will have the right to sell it its participation in VTR between the second and tenth year while the contract is in effect, at market price, with a minimum of US$ 140 million. The obligations of UnitedGlobalCom, Inc. have been guaranteed by the related company Liberty Media International, Inc.

Additionally, the transaction involved VTR assuming a US$10 million debt that MI had with a subsidiary of Cristalchile.

As a consequence of this transaction, Cristalchile will declare a profit of approximately Ch$ 6,200 million in its financial statements.

                                    * * *

This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.


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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  April 14, 2005